UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2013

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

11, Euljiro2-ga, Jung-gu

Seoul 100-999, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SK Telecom Co., Ltd. (“SK Telecom”) plans to hold a conference call for the 2013 2Q earnings results as follows:

1. Agenda

•	2013 2Q Earnings Results

•	Q&A Session

2. Date and Time

July 30, 2013, 4:00 p.m. (Seoul time)

3. Place

Conference Room, SK Telecom

4. Participants

Analysts and Institutional Investors

5. Others

The materials for SK Telecom’s conference call will be available on its IR website starting from 11 a.m. on July 30, 2013 (Seoul time).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.

By:	/s/ Soo Cheol Hwang
Name:	Soo Cheol Hwang
Title:	Senior Vice President

Date: July 25, 2013

3